FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached there is an English translation of a letter distributed by Banco de Chile to the Chilean Financial Market Commission and local Stock Exchanges, informing that Banco de Chile, together with other shareholders of the banking service provider “Operadora de Tarjetas de Crédito Nexus S.A.” (“Nexus”), sell a 100% of their shares held in Nexus.

Santiago, November 30, 2021.

Mr.

Joaquín Cortez Huerta

President

Financial Market Commission

Present

Mr. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter No. 18-10 of the Restated Regulation of Banks and Financial Institutions of the Commission for the Financial Market (“CMF”), I inform you as Essential Information regarding this institution the following:

That on November 29, 2021, a purchase contract was signed, by virtue of which Banco de Chile, together with the rest of the shareholder banks of the banking service provider “Operadora de Tarjetas de Crédito Nexus S.A.” (“Nexus”), sell to Minsait Payments Systems Chile S.A. (a subsidiary of the Spanish company Indra Sistemas S.A.) a 100% of the shares held in Nexus, subject to the fulfillment or waiver of various conditions precedent, among which are the authorization of the CMF for the disposal of 100% of the shares of Nexus S.A. and that the transaction is approved by the National Economic Prosecutor.

Once all the conditions have been met and the aforementioned authorizations obtained, the shares will be transferred on the Closing Date, in accordance with the terms agreed in the contract.

Sincerely,

Eduardo Ebensperger Orrego

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2021.

Banco de Chile

/s/ Eduardo Ebensperger
By:	Eduardo Ebensperger
CEO